Exhibit 99.1

third quarter 2004

REPORT TO SHAREHOLDERS FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Solid financial results at Suncor Energy help support growth plans

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period comparative amounts have been reclassified to conform to the current year’s presentation. Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor’s third quarter Management’s Discussion and Analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas : one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation. Base operations refer to oil sands mining and upgrading operations.

Suncor Energy Inc. reported third quarter net earnings of $337 million ($0.74 per common share), compared to $291 million ($0.63 per common share) recorded in the third quarter of 2003. Excluding the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2004 third quarter net earnings were $273 million ($0.60 per common share). Cash flow from operations was $585 million in the third quarter, compared to $584 million in the same quarter of 2003.

The positive impact of higher crude oil and natural gas production and higher benchmark commodity prices in the quarter was largely offset by higher oil sands royalties, crude oil hedging losses and a stronger Canadian dollar.

Net earnings for the first nine months of 2004 were $767 million ($1.67 per common share), compared to $773 million ($1.74 per common share) in 2003. Cash flow from operations for the first nine months of 2004 was approximately $1.50 billion, compared to approximately $1.56 billion in 2003.

“We won’t count on high commodity prices to drive our financial performance. Instead, we will continue to focus on what we can control – steady growth and controlling costs to help keep us in a strong financial position going forward.”  Rick George president and chief executive officer

“Hard work and record production during the quarter delivered solid financial results,” says Rick George, president and chief executive officer. “And it is solid financial performance that generates a healthy balance sheet and the ability to pursue our growth plans with confidence.”

Suncor’s combined oil sands and natural gas production increased to a quarterly record of 274,600 barrels of oil equivalent per day (boe/d) in the third quarter, compared to 267,900 boe/d in the same period of 2003.

Oil sands production during the third quarter averaged 237,500 barrels per day (bpd), comprising 230,200 bpd from base operations and 7,300 bpd of bitumen from the company’s in-situ operations. This compares to production of 231,500 bpd in the third quarter of 2003 (production in 2003 did not include any volumes from in-situ operations). In-situ production during the third quarter of 2004 was lower than originally forecast due to unscheduled maintenance in August and early September.

Cash operating costs from oil sands base operations averaged $10.50 per barrel during the quarter. Suncor continues to target annual cash operating costs from base operations in the range of $12.00 to $12.50 per barrel, based on an assumed natural gas price of US$6.30 per mcf at Henry Hub.

Suncor’s natural gas production for the third quarter increased to an average 201 million cubic feet (mmcf) per day from 194 mmcf per day in the same period of 2003. Suncor has increased its targeted annual natural gas production to 200 to 205 mmcf/d from the revised target of 195 to 200 mmcf/d.

In Suncor’s Canadian downstream operations, higher refining margins and improved utilization increased earnings. U.S. downstream operations were negatively impacted by high crude oil pricing that reduced refining margins on asphalt and other heavy refined products.

“We won’t count on high commodity prices to drive our financial performance,” said George. “Instead, we will continue to focus on what we can control – steady growth and controlling costs to help keep us in a strong financial position going forward.”

Net debt was reduced to approximately $2.2 billion at September 30, 2004 from $2.5 billion at June 30, 2004.

Growth Highlights

Expansion of Suncor’s oil sands operations to increase production to a capacity of 260,000 bpd remains on budget and on schedule for completion in late 2005. The upgrader component of this expansion project is 75% complete.

Construction of Firebag Stage 2, which is planned to provide bitumen supplies to future upgrader expansions, is 40% complete with steaming planned to start in late 2005. It too is on schedule and on budget.

As Suncor increases production, the company continues with plans to invest in its refining operations to increase capacity to process oil sands sour blends while meeting new environmental legislation in Canada and the United States. In August, Suncor began construction on a US$300 million capital project upgrade of its Denver facility to meet clean fuels regulations and to modify the refinery to handle 10,000 to 15,000 bpd of oil sands sour crude.

The company’s plans to expand its renewable energy business also progressed during the quarter. In September, Suncor and its partners Enbridge Inc. and EHN Wind Power Canada officially opened the 30-megawatt Magrath Wind Power Project in southern Alberta. Magrath’s zero-emissions electricity production is expected to offset the equivalent of approximately 82,000 tonnes of carbon dioxide per year. The project has benefited from the support of the Federal Government’s Wind Power Production Incentive.

•                        Outlook for 2004

Suncor’s Outlook provides management’s targets for 2004 in certain key areas of the company’s business.

	Nine Months ended September 30, 2004	2004 Full Year Outlook
Oil Sands Base Operations
Production (bpd) (1)	218,400	220,000
Production mix (2)
Light sweet	54%	54%
Diesel	13%	13%
Light sour/bitumen	33%	33%
Realization on crude sales basket (4)	WTI (3) @ Cushing less	WTI @ Cushing less
	Cdn$3.75 per barrel	Cdn$3.50 to $4.50 per barrel
Cash operating costs (5)	$11.55 per barrel	$12.00 to $12.50 per barrel
Oil Sands Firebag In-situ
Bitumen production (bpd) (6)	9,400	10,000
Natural Gas
Natural gas production (7)	203 mmcf per day	200 to 205 mmcf per day
Crude oil and natural gas liquids	3,300 bpd	3,300 bpd

(1)                                  As announced July 7, 2004, Suncor revised its annual oil sands production targets for base operations to 220,000 bpd from the original target of 225,000 to 230,000 bpd. Targeted annual production from base operations does not reflect bitumen production from Firebag in-situ operations.

(2)                                  Due to hydrotreater maintenance in the fourth quarter, Oil Sands has revised its annual production mix targets.

(3)                                  WTI – West Texas Intermediate.

(4)                                  Suncor has revised its annual sales basket realization target to WTI @ Cushing less Cdn$3.50 to $4.50 per barrel from the original target of WTI @ Cushing less Cdn$3.00 to $4.00 per barrel to reflect a widening of light/heavy crude oil differentials associated with the increase in WTI during 2004.

(5)                                  As announced July 7, 2004, Suncor revised its annual cash operating cost targets for base operations to $12.00 to $12.50 per barrel from the original target of $10.75 to $11.75 per barrel, which assumed a natural gas price of US$5.50/mcf at Henry Hub. The revised cash operating cost outlook assumes a natural gas price of US$6.30/mcf of natural gas at Henry Hub. Cash operating costs per barrel are a non-GAAP financial measure. Suncor includes cash operating costs per barrel data because investors may use this information to analyze operating performance and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Readers are directed to the Management’s Discussion and Analysis for further details on the calculation of cash operating costs per barrel.

(6)                                  As a result of unscheduled maintenance in August and early September, Suncor reduced its in-situ production target to 10,000 bpd from the revised target of 13,000 bpd.

(7)                                  Suncor has increased its targeted annual natural gas production to 200 to 205 mmcf/d from the revised target of 195 to 200 mmcf/d.

Factors that could potentially impact Suncor’s financial performance and targets over the remainder of the year include:

•          Ongoing volatility in Canadian/U.S. currency exchange rates.

•          Ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. The impact of additional synthetic crude oil supply periodically introduced to North American markets may also impact Suncor’s realization on its crude oil sales basket.

•          Ongoing variability in refining and retail margins.

•          Unscheduled maintenance shutdowns of upgrading, processing and refining operations, including Firebag, which can increase costs and impact production and sales.

•          Oil Sands Alberta Crown royalty obligations. Alberta Crown royalties are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, foreign exchange rates, and total capital and operating costs for each Project. Readers are directed to Management’s Discussion and Analysis, “Analysis of Segmented Earnings and Cash Flow – Oil Sands” on page 6.

•          Suncor’s ability to complete future projects both on schedule and on budget. This could be impacted by competition from other projects for skilled labour, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.) or higher prices for the products and services required to maintain or expand operations. Suncor continues to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing oil sands expansion to reduce unit costs, seeking strategic alliances with service providers, and maintaining a strong focus on engineering, procurement and construction management.

•          Extreme cold weather in the fourth quarter may negatively impact oil sands production and cash costs, natural gas consumption and transportation of products.

The foregoing summary contains forward-looking statements. Readers are directed to the Management’s Discussion and Analysis, “Legal Notice – Forward-looking Information” on page 12, which also applies to the forward-looking statements in the summary.